BYLAWS OF ACQUIRE SKILLS AND KNOWLEDGE EDUCATION INC

Adopted as of _11/18/2019

1. **SHAREHOLDERS**

    a. **Annual Meeting.** The annual meeting of the shareholders will be held in June at the corporation's virtual community each year or at any date, time, and place as designated by resolution of the Board of Directors. The meeting's purpose is to report affairs of the corporation and conduct any other proper business not inconsistent with law.

    b. **Special Meetings.** A special meeting of the shareholders may be called at any time by the Board of Directors, by the Chairman of the Board, by the President, or by one or more shareholders holding shares in aggregate of at least 10 percent (10%) of the voting shares.

    c. **Meeting by Electronic Transmission.** Where permitted by applicable law, the corporation may conduct all corporate meetings, in whole or in part, by electronic transmission at the discretion of the Board of Directors. Shareholders may be deemed present by electronic transmission and may participate and vote at a meeting. The corporation will implement reasonable measures to provide shareholders reasonable opportunity to participate in the meeting and maintain a record of any shareholder vote or action taken at the meeting by electronic transmission.

    d. **Notice of Meetings.** Except as otherwise provided by law, the articles of incorporation, or the bylaws, all notices of annual or special meetings must be in writing and given in person by electronic transmission where permitted by law or by first-class mail no less than ten (10) days nor more than sixty (60) days before such meeting. All notices must specify the place, date, hour, general purpose, and matters to be transacted for the meeting.

    e. **Waiver of Notice.** Any deficiency in the notice of a meeting of the shareholders can be waived by attending the meeting without objecting at the commencement of the meeting or by written waiver before or after the meeting filed with the corporate records.

    f. **Quorum; Adjournment.** The presence, in person or by proxy, of holders of a majority of shares entitled to vote at any shareholders' meeting constitutes a quorum for the transaction of business, except as otherwise provided by statute or the articles of incorporation. If a quorum is not met, the meeting may be adjourned to another date, time, or place announced at the meeting without further notice to shareholders, unless the adjournment is for more than thirty (30) days from the meeting or the Board fixes a new record date for the adjournment. No other business may be transacted if quorum is not met.

g.   **Voting.** Except as otherwise provided in the articles of incorporation, each share outstanding, regardless of class, is entitled to one vote on each matter submitted to a shareholder vote. Cumulative voting may be used when electing Directors. All elections will be determined by a majority of votes cast of the shares represented at a meeting, except as otherwise required by law or the articles of incorporation.

h.   **Proxies.** Each shareholder entitled to vote may vote personally or execute proxies authorizing another person or persons the power to vote with respect to the shareholder's shares. The authorization may be made in writing, by electronic transmission, or orally by telephone as permitted by law. Unless otherwise stated in the proxy, a proxy automatically expires at the end of twelve (12) months from the date of execution. The revocability of a proxy will be governed by applicable state law.

i.   **Shareholders' Agreements.** Shareholders may enter into a written agreement as to how their voting rights may be exercised and establish their own procedures as necessary and permissible by law.

j.   **Actions by Shareholders' Written Consent without Meetings.** Unless otherwise provided by law or the articles of incorporation, any action that may be taken at an annual or special meeting of the shareholders may be taken without a meeting and without prior notice if authorized by the shareholders' written consent filed with the Secretary. A written consent must set forth the action to be taken and be signed by the holders of outstanding shares having no less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Notwithstanding the foregoing, an election of the Board of Directors by written consent (not as a result of vacancy caused by death, removal, resignation, or disqualification) requires the unanimous consent of all shares entitled to vote.

2.   **BOARD OF DIRECTORS**

a.   **Powers.** Subject to the provisions of any state law, federal law, the articles of incorporation, and the bylaws relating to action required to be approved by the shareholders, the Board of Directors will manage all business and affairs of the corporation. All corporate powers will be exercised by or under the direction of the Board of Directors.

b.   **Standard of Care.** Each Director must exercise corporate powers and perform corporate duties loyally, in good faith, in a manner such Director believes to be in the best interest of the corporation and the shareholders, and with reasonable care using the ordinary prudence that a person in similar position would use under comparable circumstances. Each Director may be held accountable and subject to disciplinary action by the corporation as permitted by state and federal law for failure to meet the necessary standard of care towards the corporation.

c. **Number and Qualification.** The authorized number of Directors is 2. The number of Directors may be changed by an amendment to the articles of incorporation or as permitted by law. Directors need not be shareholders unless otherwise required by the articles of incorporation. Eligibility for appointment or election to the office of Director shall be confined to individuals nominated by the board of directors or by officers of the corporation.

d. **Election and Term of Directors.** Directors will be elected every 3 years at a meeting of the shareholders. Each Director, including a Director elected to fill a vacancy, will hold office until both the expiration of the elected term and until a successor has been elected and qualified.

e. **Vacancies.** A vacancy in the Board of Directors exists when there are fewer Directors holding office than authorized in the articles of incorporation as a result of death, removal, resignation, disqualification, or the shareholders' inability to elect the full number of authorized Directors at a shareholders meeting.

   i. A vacancy may be filled by majority approval of the remaining Directors, although this may be less than a quorum or by a sole remaining Director.

   ii. Unless otherwise provided under state law or the articles of incorporation, the shareholders may elect a Director or Directors to fill any vacancy or vacancies not filled by the remaining Directors by 1) a majority vote; or 2) a written consent of holders of outstanding shares having no less than the minimum number of votes that would be necessary to take action in a meeting where all shareholders entitled to vote were present and voted.

f. **Resignation.** Any Director may resign effective upon giving written notice to the Secretary unless the notice specifies a later time for that resignation to become effective.

g. **Removal**

   i. Any Director or the entire Board of Directors may be removed, with or without cause, by holders of a majority of shares then entitled to vote unless otherwise restricted by law, the articles of incorporation, or the bylaws.

     ii. However, no Director may be removed without cause if the votes cast against the Director's removal would be sufficient to elect the Director under cumulative voting at an election of the entire Board of Directors.

     iii. No reduction of the authorized number of Directors pursuant to the articles of incorporation may have the effect of removing any Director before the Director's term of office expires.

h. **Meetings**

     i. *Time and Place of Meetings*. Regular meetings of the Board of Directors will be held without notice at such time and place as may be determined by Board resolution. Absent such resolution, regular meetings will be held at the corporation's principal executive office. Special meetings may be held at any place designated in the notice of the meetings or, if not stated in the notice or there is no notice, at the corporation's principal executive office.

     ii. *Telephonic, Video or Electronic Transmission of Meetings*. Unless otherwise restricted by law, the articles of incorporation, or the bylaws, members of the Board of Directors and any committee designated by the Board of Directors may participate in any meeting by means of conference telephone, video communication, or other electronic transmission methods so long as all Directors or committee members can hear each other and have the capacity to propose or object to specific actions proposed to be taken by the corporation.

     iii. *Special Meetings*. Special meetings of the Board of Directors may be held for any purpose at any time by the Chairman of the Board, the President, any Vice President, the Secretary, or any two Directors.

     iv. *Notice of Special Meetings*. Notice of the time and place for special meetings must be given at least four (4) days before the date set for the meeting. Notice may be given personally, by first-class mail, by telephone (including voice messaging system), by facsimile, by electronic mail, or by any other means as permitted by law. The notice need not specify the purpose of the meeting nor the place if the meeting is to be held at the principal executive office of the corporation.

     v. *Waiver of Notice*. Any deficiency in the notice of a Board meeting can be waived by attending the meeting without objecting at the commencement of the meeting, by written waiver before or after the meeting filed with the corporate records, or by an approval of the minutes of the meeting.

i. **Quorum and Voting**

i. A majority of the total number of Directors constitute a quorum for the transaction of business at a Board meeting. The act of a majority of Directors present at any Board meeting where a quorum is present will be considered the act of the Board of Directors, except as may otherwise be provided by law or by the articles of incorporation.

ii. If a quorum is not present at any meeting of the Board of Directors, the Directors present may adjourn the meeting without notice other than an announcement at the meeting until a quorum is present.

iii. A meeting where a quorum is initially present may continue to transact business notwithstanding the withdrawal of Directors if any action taken is approved by at least a majority of the number of Directors required to constitute a quorum for that meeting.

j. **Directors Acting by Unanimous Written Consent without Meeting.** Unless otherwise restricted by the articles of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee consent in writing or by electronic transmission. A record of the unanimous written consent must be filed with the corporate records. Notwithstanding the foregoing, a Board of Directors constituting less than the full number of authorized Directors may act by written consent according to procedures established herein to fill vacancies.

k. **Fees and Compensation.** Unless otherwise provided by law or the articles of incorporation, Directors and members of a Director's committee may not receive compensation for their services but may receive reimbursement for expenses. The Board of Directors has the authority to fix the compensation and approve reimbursement of expenses, if any, by resolution. Any Director or committee member may serve the corporation in another capacity, for instance as an officer, employee, or otherwise, and may receive compensation for such services.

l. **Committees.** The Board may appoint committees by resolution passed by a majority of the whole Board, committee membership and composition subject to rules and procedures as permitted by law and the articles of incorporation. Each committee has such powers as may be expressly delegated to it by resolution of the Board except those powers expressly non-delegable by law or the articles of incorporation.

m. **Approval of Loans to Officers.** The corporation may lend money to, guarantee any obligation of, or otherwise assist, any Directors, officers, employees, or other agents of the corporation whenever, in the judgment of the Board of Directors, such loan, guaranty, or assistance may reasonably be expected to benefit the corporation. The loan, guaranty, or other assistance may be with or without interest and may be secured or unsecured subject to the judgment and approval of the Board of Directors.

3. **OFFICERS**

   a. **Principal Officers and Tenure.** The principal officers of the corporation will be a Chief Executive Officer or a President or both, a Secretary who may also be called a Director of Operations, and a Treasurer who may also be called a Chief Financial Officer. The principal officers will be chosen by the Board of Directors and each will serve at the pleasure of the Board of Directors until a successor is duly appointed and qualified or until the officer's death, resignation, or removal as provided by these bylaws, subject to any contractual employment rights that may apply. One person may hold multiple officer positions.

      i. *Chair of the Board/Chief Executive Officer.* The Chair of the Board corporation will

         A. preside at all meetings of the Board of Directors;

         B. exercise and perform such powers and duties to lead the corporation and those as may from time to time be assigned by the Board of Directors or prescribed by the bylaws; and

         C. exercise and perform such powers and duties prescribed to the President if no President exists.

      ii. *President.* Partners with the Chief Executive officer to exercise and perform such powers and duties to manage the operations of the corporation and as may from time to time be assigned by the Board of Directors, if such an officer is elected, the President will

         A. have general supervision, direction, control, and management of the business and affairs of the corporation;

         B. preside at all meetings of the shareholders;

         C. preside at all meetings of the Board of Directors in the absence of the Chair or where there is no such position; and

         D. exercise and perform such powers and duties as may be prescribed by the Board of Directors or these bylaws.

      iii. *Secretary/Director of Operations.* The Secretary will

A. maintain at the principal executive office or such other place as the Board of Directors may determine, a book of minutes of all meetings of Directors, committees of Directors, and shareholders;

B. maintain at the principal executive office or such other place as the Board of Directors may determine, a share register documenting the names of shareholders, their contact information for notice, the number of classes of shares held by each, the number and date of certificates issued, and the number and date of cancellation of every certificate surrendered for cancellation;

C. give notice of all shareholder and Board of Director meetings as required by law and these bylaws;

D. exercise and perform such powers and duties as may be prescribed by the Board of Directors or these bylaws.

iv. *Treasurer/Chief Financial Officer*. The Treasurer will

A. maintain adequate and correct books and records of all corporate financial transactions including, but not limited to, accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares;

B. deposit all moneys, drafts, checks, and other valuables in the name and to the credit of the corporation in the banks and depositories designated by the Board of Directors;

C. disburse corporate funds as instructed by the Board of Directors;

D. submit to the Chief Executive Officer, President and the Board of Directors, upon request, an account of all the Treasurer's transactions and of the financial condition of the corporation; and

E. exercise and perform such powers and duties as may be prescribed by the Board of Directors or these bylaws.

b. **Subordinate Officers and Tenure.** The corporation may also have, at the discretion of the Board of Directors, one or more Vice Presidents and such other subordinate officers as may be appointed and removed by the President as the business of the corporation may require. Subordinate officers have such authority and will perform such duties as are provided in the bylaws or as the Board of Directors may determine from time to time. Additionally, in the absence or disability of the principal officer for which they assist and support, the subordinate officers will perform all the duties and have all the powers and restrictions of their principal officer.

c. **Standard of Care.** Each principal and subordinate officer must exercise corporate powers and perform corporate duties loyally, in good faith, in a manner such officer believes to be in the best interest of the corporation and the shareholders, and with reasonable care using the ordinary prudence that a person in similar position would use under comparable circumstances. Each officer may be held accountable and subject to disciplinary action by the corporation as permitted by state and federal law for failure to meet the necessary standard of care towards the corporation.

d. **Removal and Resignation**

    i. *Principal Officer.* Subject to any contractual employment rights that the principal officer may have, any principal officer may be removed, with cause, by a two-thirds vote of the Directors at the time in office at any regular or special meeting of the Board.

    ii. *Subordinate Officer.* Subject to any contractual employment rights that a subordinate officer may have, any subordinate officer may be removed by the President, with or without cause, as the business of the corporation may require.

e. **Vacancies in Office.** A vacancy in any office because of death, resignation, removal, disqualification, or any other cause must be filled in the manner described in the bylaws for regular appointments to such office.

4. **CERTIFICATES AND TRANSFERS OF SHARES**

a. **Certificate of Shares.** The shares of a corporation will be represented by certificates. Each certificate will include

    i. the name of the record holder of the shares;

    ii. its number and date of issuance;

    iii. the number of shares issued;

    iv. a statement of rights, privileges, preferences, and restrictions, if any;

    v. a statement as to redemption or conversion, if any;

    vi. a statement of liens or restrictions upon transfer or voting, if any; and

    vii. signatures by the Chairman or President.

b. **Fully and Partly Paid Shares.** Certificates for shares are issued only when such shares are fully paid.

c. **Transfer on the Books.** A certificate of shares may be transferred when a shareholder surrenders a certificate that is duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer to the Secretary or a transfer agent of the corporation. Upon surrender, it is the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction on its books.

d. **Lost or Destroyed Certificates.** The corporation may issue a new certificate of shares in place of any certificates previously issued and alleged to have been lost, stolen, or destroyed. The corporation may require the owner of the lost, stolen, or destroyed certificate to give the corporation a bond of indemnity in at least the same value of the shares represented by the lost, stolen, or destroyed certificates. Except for the transfer, loss, or destruction of certificates of shares, no new certificates for shares may be issued to replace a previously issued certificate.

e. **Record Date.** For the purposes of determining the shareholders entitled to notice of any meeting, to vote, or for any proper purposes or corporate action (including, but not limited to, dividend payment or other distributions), the Board of Directors may fix a record date in advance no less than ten (10) nor more than sixty (60) days before the date of the meeting or proposed corporate action. If no record date is fixed by the Board,

    i. for meeting notices and voting entitlements, the record date is the close of business on the day before notice; or, if notice is waived, the record date is the business day before the day the meeting is held.

    ii. for actions by shareholders' written consent without meeting, the record date is the day on which the first written consent is given by any shareholder.

    iii. for any other purpose, including, but not limited to, matters previously acted upon by the Board of Directors, the record date is the later of

        A. the close of business on the day that the Board adopts a resolution relating to such matter; or

        B. the sixtieth (60th) day prior to the date of such action.

5. DIVIDENDS

a. **Declaration of Dividends.** Subject to any provisions in applicable law or the articles of incorporation, the Board of Directors may declare and pay dividends upon the capital stock of the corporation. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

b. **Dividend Reserve.** The Board of Directors may set apart a reserve or reserves sufficient for any proper purpose out of any corporate funds available for dividends.

Proper purposes include, but are not limited to, meeting contingencies, equalizing dividends, maintaining any property for the corporation, or any other purposes that the Directors believe to be conducive to the corporation's interests. Directors may modify or abolish any such reserve in the manner in which it was created.

6. **INDEMNIFICATION**

    a. **Directors and Officers.** The corporation may at its option and from time to time indemnify its Directors and officers to the extent permitted by law, the articles of incorporation, and the Directors' or officers' individual contracts against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was a Director or officer of the corporation.

    b. Irrespective of the foregoing, the corporation may not be required to indemnify any Director or officer in connection with any proceeding (or part thereof) initiated by the Directors or officers themselves unless

        i.   such indemnification is expressly required by law; or

        ii. the proceeding was authorized by the Board of Directors.

    c. **Employees and Other Agents.** The corporation may at its option and from time to time indemnify its employees and other agents to the extent permitted by law, the articles of incorporation, and any applicable individual contracts against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an employee or agent of the corporation.

    d. Irrespective of the foregoing, the corporation may not be required to indemnify any employee or agent in connection with any proceeding (or part thereof) initiated by the employee or agent themselves unless

        i.   such indemnification is expressly required by law; or

        ii. the proceeding was authorized by the Board of Directors.

7. **GENERAL PROVISIONS**

    a. **Fiscal Year.** The corporation's fiscal year is the twelve (12) consecutive months ending on the last day of December or as fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

    b. **Checks, Drafts, and Evidence of Indebtedness.** All checks, drafts, and other payment of money, notes, or any form of indebtedness, issued in the name of or payable to the corporation, must be signed or endorsed by such person or persons in such manner as, from time to time, is determined by resolution of the Board of Directors.

c. **Executing Corporate Contracts and Instruments.** The Board of Directors, except as otherwise provided in the bylaws, may authorize any officer or agent to enter into any contract or execute any instrument in the name of or on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or by an officer acting within proper agency power, no officer, agent, or employee has any power or authority to bind the corporation by any contract or engagement or to pledge its credit or render it liable for any purpose or to any amount.

d. **Conflicts of Interest.** The following conflict of interest policy is intended to supplement, but not replace, any applicable state and federal laws governing conflict of interest applicable to corporations and is not intended as an exclusive statement of responsibilities. All Directors or officers have a duty to disclose the existence of any actual or potential conflict of interest, whether personal or financial in nature, and to disclose all relevant material facts to the Directors to enable them to consider whether a conflict exists and whether the proposed transaction or arrangement is in the best interests of the corporation. Upon disclosure of an actual or potential conflict of interest, and after the interested person has had a full opportunity to disclose the relevant facts, the interested person must leave the meeting and the remaining Board members will decide if a conflict of interest exists. Whenever the Board determines that a Director or officer has an actual or potential financial or personal interest in any matter coming before the Board of Directors, the Board must ensure the following:

   i. The financial or personal interest of such Director or officer is fully disclosed with all relevant material facts to the Board of Directors;

   ii. No interested Director or officer may vote or lobby on the matter or be counted in determining the existence of a quorum at the meeting of the Board of Directors at which such matter is voted upon;

   iii. Any transaction involving the Director's or officer's financial or personal interest must be duly approved by disinterested Directors in the best interest of the corporation;

   iv. Payment must be reasonable and must not exceed fair market value; and

   v. The minutes of meetings at which such votes are taken must include a record of such disclosures, abstention, and rationale for approval.

e. **Amendments to Bylaws**

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      i. *Amendment by Shareholders*. The shareholders may adopt new bylaws or amend or repeal these bylaws by

          A. a two- thirds vote majority vote of shareholders owning more than 10%; or

          B. a written consent of holders of outstanding shares having no less than the minimum number of votes that would be necessary to take action in a meeting where all shares entitled to vote were present and voted.

      ii. Notwithstanding the section above, nothing in the new bylaws or amended bylaws may contradict any terms of the articles of incorporation.

      iii. *Amendment by Directors*. Subject to the foregoing rights of shareholders to adopt, amend, or repeal the bylaws, and any other legal provisions, the bylaws may be adopted, amended, or repealed by the Board of Directors.

f. **Dissolution.** Except as otherwise provided by statute or the articles of incorporation, the corporation may be dissolved only with authorization of a supermajority (2/3rd) vote of the shareholders given at a meeting called for that specific purpose.

g. **Offices.** The registered office of the corporation is located at 4448 Brandywine Dr. , Boca Raton, Florida 33487 or as otherwise designated by the Board of Directors. The Board of Directors may at any time and place establish offices as required where the corporation is qualified to do business.

h. **Governing Law.** The bylaws will be governed, construed, and interpreted by, through, and under the laws of Delaware